Exhibit 99.4

PRESS RELEASE

Papua New Guinea: TotalEnergies launches integrated
engineering studies for the Papua LNG project

Paris, March 7, 2023 –TotalEnergies, operator of the project, announces the launch of the fully integrated Front-End Engineering and Design (FEED) for the Papua LNG project.

Following pre-FEED studies, in order to maximize synergies and minimize the costs, Papua LNG partners have selected a concept including four electrical LNG trains (e-trains) with a total capacity of 4 Mt/y. These trains will be built within the existing liquefaction plant of PNG LNG in Caution Bay. Papua LNG has also secured the use of 2 Mt/y of additional liquefaction capacity in the existing trains of PNG LNG. By selecting e-trains and re-injecting the native CO2 produced into the reservoirs, Papua LNG demonstrates its commitment to the reduction of the carbon intensity of the project. The construction and operation of the electrical liquefaction trains will be delegated to ExxonMobil, operator of the PNG LNG project since 2014.

In the framework of this integration between Papua LNG and PNG LNG, TotalEnergies is pleased to also announce the signature of a head of agreement with JX Nippon in the view to sell a 2% interest (post Kumul back-in right) in Papua LNG. JX Nippon is an affiliate of ENEOS and already holds a 4.7% interest in PNG LNG.

TotalEnergies holds 40.1% interest in Papua LNG, along with its joint venture partners ExxonMobil (37.1%) and Santos (22.8%). The State of Papua New Guinea may exercise a back-in right of up to 22.5% interest at the Final Investment Decision planned by end 2023-early 2024. Production start-up is scheduled four years later.

“The integrated FEED entry is a significant step in the development of the Papua LNG project. TotalEnergies and its partners are working closely with the Government, the communities, and the local economic network to ensure the Papua LNG Project serves as a landmark on the societal and environmental front for the LNG industry”, said Julien Pouget, Senior Vice President Asia Pacific for Exploration & Production and Renewables at TotalEnergies. “This project, strongly supported by the Papua New Guinea State, will contribute to the security of LNG supply, especially for customers in Asia, where LNG can substitute coal for power generation and participate in a substantial reduction of CO2 emissions in the region.”

“The Papua LNG Project is a project of national significance for Papua New Guinea and will stimulate business confidence and provide a significant impetus for our economy” said the Honorable Kerenga Kua, Minister of Petroleum and Energy of Papua New Guinea. The Marape-Rosso government places high priority on the delivery of Papua LNG project, we have an improved deal for our people, and improved contribution of our national contractors and work force. The government strongly supports the Papua LNG project and encourages all stakeholders including project partners to work diligently to deliver an “on time-on budget” project.”

Papua LNG to set one of the highest standards in the industry

During the study phase and the construction of the project, TotalEnergies and its partners are working closely with an independent panel of experts, highly recognized for their contribution on environment and socio-economic development, to make this project best-in-class in terms of sustainability. These experts are supporting the development of the project and formulate recommendations that can be found on the Papua LNG website (www.papualng.com.pg). The Papua LNG project is committed to building long-term constructive relationships with its stakeholders and providing benefits for the country.

***

TotalEnergies in Papua New Guinea

TotalEnergies has been present in Papua New Guinea since 2011. The Company now employs nearly 200 people, with a sharp increase, across Exploration & Production and Marketing & Services business segments.

TotalEnergies owns an interest in Block PRL-15 (40.1%, operator since 2015) and interests in three exploration licenses.

TotalEnergies, the world’s third largest LNG player

TotalEnergies is the world’s third largest LNG player with a market share of around 12% and a global portfolio of about 50 Mt/y thanks to its interests in liquefaction plants in all geographies. The Company benefits from an integrated position across the LNG value chain, including production, transportation, access to nearly 20 Mt/y of regasification capacity in Europe, trading, and LNG bunkering. TotalEnergies’ ambition is to increase the share of natural gas in its sales mix close to 50% by 2030, to reduce carbon emissions and eliminate methane emissions associated with the gas value chain, and to work with local partners to promote the transition from coal to natural gas.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables, and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable, and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies TotalEnergies TotalEnergies TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).